Exhibit 99.1

STARBOX GROUP HOLDINGS LTD.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

F-1

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of
	March 31, 2022	September 30, 2021
ASSETS
CURRENT ASSETS
Cash	$2,358,724	$2,295,277
Accounts receivable, net	2,678,037	1,362,417
Deferred initial public offering costs	422,635	-
Prepaid expenses and other current assets	103,669	40,001
TOTAL CURRENT ASSETS	5,563,065	3,697,695

Property and equipment, net	15,155	12,176
Intangible assets, net	557,067	-
Right-of-use assets, net	268,407	305,264
TOTAL NONCURRENT ASSETS	840,629	317,440

TOTAL ASSETS	$6,403,694	$4,015,135

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Deferred revenue	$1,374,307	$800,492
Taxes payable	1,702,915	874,834
Due to a related party	356,808	756,478
Operating lease liabilities, current	73,880	72,362
Accrued expenses and other current liabilities	193,193	16,834
TOTAL CURRENT LIABILITIES	3,701,103	2,521,000

Operating lease liabilities, non-current	194,527	232,902
Total Liabilities	3,895,630	2,753,902

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred shares, $0.001125 par value, 5,000,000 shares authorized, none issued and outstanding*	-	-
Ordinary common shares, $0.001125 par value, 883,000,000 shares authorized, 40,000,000 shares issued and outstanding*	45,000	45,000
Additional paid-in capital	155,024	155,024
Retained earnings	2,338,661	1,082,642
Accumulated other comprehensive loss	(30,621)	(21,433)
TOTAL SHAREHOLDERS’ EQUITY	2,508,064	1,261,233

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,403,694	$4,015,135

*	Retrospectively restated for the effect of a 1-for-11.25 reverse split of the preferred and ordinary shares (see Note 8).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the six months ended March 31,
	2022	2021

OPERATING REVENUE
Revenue from digital advertising services	$2,911,482	$117,322
Revenue from cash rebate services	5,552	1,821
Revenue from payment solution services - related party	5,379	-
Total operating revenue	2,922,413	119,143

OPERATING COSTS
Cost, selling, general, and administrative expenses	1,003,373	301,858
Total operating costs	1,003,373	301,858

INCOME (LOSS) FROM OPERATIONS	1,919,040	(182,715)

OTHER INCOME	203	-

INCOME (LOSS) BEFORE INCOME TAX PROVISION	1,919,243	(182,715)

PROVISION FOR INCOME TAXES	663,224	6,636

NET INCOME (LOSS)	1,256,019	(189,351)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(9,188)	2,077
COMPREHENSIVE INCOME (LOSS)	$1,246,831	$(187,274)

Earnings (loss) per ordinary common share- basic and diluted	$0.03	$(0.00)

Weighted average number of ordinary common shares- basic and diluted*	40,000,000	40,000,000

*	Retrospectively restated for the effect of a 1-for-11.25 reverse split of the ordinary shares (see Note 8).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2021

(UNAUDITED)

	Ordinary shares		Subscription	Additional paid-in	Retained earnings (accumulated	Accumulated other comprehensive
	Shares*	Amount	receivable	capital	deficit)	loss	Total

Balance at October 1, 2020	40,000,000	$45,000	$(45,000)	$24	$(365,008)	$(2,370)	$(367,354)

Net loss for the period	-	-	-	-	(189,351)	-	(189,351)
Foreign currency translation adjustment	-	-	-	-	-	2,077	2,077

Balance at March 31, 2021	40,000,000	$45,000	$(45,000)	$24	$(554,359)	$(293)	$(554,628)

Balance at October 1, 2021	40,000,000	$45,000	$-	$155,024	$1,082,642	$(21,433)	$1,261,233

Net income for the period	-	-	-	-	1,256,019	-	1,256,019
Foreign currency translation loss	-	-	-	-	-	(9,188)	(9,188)

Balance at March 31, 2022	40,000,000	$45,000	$-	$155,024	2,338,661	$(30,621)	$2,508,064

*	Retrospectively restated for the effect of a 1-for-11.25 reverse split of the ordinary shares (see Note 8).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended March 31,
	2022	2021

Cash flows from operating activities
Net income (loss)	$1,256,019	$(189,351)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	69,147	1,201
Amortization of right-of-use operating lease assets	42,974	-
Changes in operating assets and liabilities:
Accounts receivable	(1,326,333)	284,765
Prepaid expenses and other current assets	(63,935)	(1,732)
Deferred revenue	579,355	61,916
Taxes payable	834,895	14,125
Operating lease liabilities	(42,974)	-
Accrued expenses and other current liabilities	177,101	362,436
Net cash provided by operating activities	1,526,249	533,360

Cash flows from investing activities
Purchase of fixed assets	(5,011)	-
Purchase of intangible assets	(626,420)	-
Net cash used in investing activities	(631,431)	-

Cash flows from financing activities
Deferred initial public offering costs	(423,994)	-
Repayment of related party borrowings	(398,422)	(804,234)
Net cash used in financing activities	(822,416)	(804,234)

Effect of exchange rate changes on cash	(8,955)	4,874
Net increase (decrease) in cash	63,447	(266,000)
Cash, beginning of period	2,295,277	371,252
Cash, end of period	$2,358,724	$105,252

Supplemental disclosure of cash flow information
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

Starbox Group Holdings Ltd. (“Starbox Group” or the “Company”), through its wholly-owned subsidiaries, is engaged in connecting retail merchants with individual online and offline shoppers (“retail shoppers”) to facilitate transactions through cash rebates offered by retail merchants, providing digital advertising services to retail merchants, and providing payment solution services to merchants. The Company’s current principal operations and geographic markets are substantially located in Malaysia.

Organization

Starbox Group was incorporated as an exempted company limited by shares under the laws of the Cayman Islands on September 13, 2021.

Starbox Group owns 100% of the equity interests in Starbox Holdings Berhad (“Starbox Berhad”), a limited liability company formed under the laws of Malaysia on July 24, 2019.

Starbox Group and Starbox Berhad are currently not engaged in any active business operations and are merely acting as holding companies.

Starbox Berhad owns 100% of the equity interests in the following entities: (i) StarboxTV Sdn. Bhd. (“StarboxSB”), formed in Kuala Lumpur, Malaysia, on July 23, 2019 to provide digital advertising services to retail merchant customers; (ii) Starbox Rebates Sdn. Bhd. (“StarboxGB”), formed in Kuala Lumpur, Malaysia, on July 24, 2019 to facilitate online and offline transactions between retail shoppers and retail merchants through cash rebate programs offered by retail merchants; and (iii) Paybats Sdn. Bhd. (“StarboxPB”), formed in Kuala Lumpur, Malaysia, on May 21, 2019 to provide payment solution services to merchants.

Reorganization

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on November 17, 2021. The Reorganization involved the incorporation of Starbox Group, and the transfer of 100% of the equity interests in Starbox Berhad and its subsidiaries from its original shareholders to Starbox Group. Consequently, Starbox Group became the ultimate holding company of all other entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control, since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

F-6

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The unaudited condensed consolidated financial statements of the Company include the following entities:

Entity	Date of Formation	Place of Incorporation	% of Ownership	Major Business Activities
Starbox Group	September 13, 2021	Cayman Islands	Parent	Investment holding

Starbox Berhad	July 24, 2019	Malaysia	100%	Investment holding

StarboxGB	July 24, 2019	Malaysia	100%	Network marketing, facilitating online and offline transactions between retail merchants and retail shoppers through cash rebate programs offered by retail merchants

StarboxSB	July 23, 2019	Malaysia	100%	Providing digital advertising services to retail merchant customers

StarboxPB	May 21, 2019	Malaysia	100%	Providing secured payment solution services to retail merchant customers

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the fiscal years ended September 30, 2021 and 2020 included in this prospectus. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary to make the unaudited condensed consolidated financial statements not misleading have been included. Operating results for the interim period ended March 31, 2022 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2022.

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets, provision necessary for contingent liabilities, and revenue recognition. Actual results could differ from those estimates.

F-7

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties

The main operations of the Company are located in Malaysia. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in political, economic, social, regulatory, and legal environments in Malaysia, as well as by the general state of the economy in Malaysia. Although the Company has not experienced losses from these circumstances and believes that it complies with existing laws and regulations, including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The COVID-19 pandemic has adversely affected the Company’s business operations. Specifically, significant governmental measures implemented by the Malaysian government, including various stages of lockdowns, closures, quarantines, and travel bans, led to the store closure of some of the Company’s offline merchants. As a result, the Company’s cash rebate service business was negatively affected to a certain extent, because the number of offline sales transactions between retail shoppers and retail merchants facilitated by the Company did not grow as much as the Company expected, leading to a lower amount of cash rebate service revenue than the Company expected during the six months ended March 31, 2022 and 2021. However, the Company’s digital advertising service revenue was not significantly affected by the COVID-19 pandemic, because more people have opted to use various online services since the beginning of the COVID-19 pandemic. As more advertisers used the Company’s digital advertising services through its websites and mobile apps and third-party social media channels to target their audiences, the Company’s revenue from digital advertising services increased significantly when comparing the six months ended March 31, 2022 to the six months ended March 31, 2021. However, any resurgence of the COVID-19 pandemic could negatively affect the execution of customer contracts and the collection of customer payments. The extent of any future impact of the COVID-19 pandemic on the Company’s business is still highly uncertain and cannot be predicted as of the date the Company’s unaudited condensed consolidated financial statements are released. Any potential impact to the Company’s operating results will depend, to a large extent, on future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities to contain the spread of the COVID-19 pandemic, almost all of which are beyond the Company’s control.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in Malaysia. Cash deposit with financial institutions in Malaysia is subject to certain protection under the requirement of the deposit insurance system. The maximum insurance coverage limit is MYR250,000 ($60,000) per bank account. As of March 31, 2022 and September 30, 2021, the Company had a cash balance of $2,358,724 and $2,295,277, respectively, of which, $1,874,158 and $1,856,418 was not covered by such insurance, respectively.

Accounts receivable, net

Accounts receivable primarily include service fees generated from providing digital advertising services and payment solution services to retail merchant customers (see Note 3).

F-8

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable are presented net of allowance for doubtful accounts. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and the best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2022 and September 30, 2021, there was no allowance for doubtful accounts recorded, as the Company considers all of the outstanding accounts receivable fully collectible.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the Accounting Standards Codification (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A—“Expenses of Offering.” Deferred offering costs consist of underwriting, legal, consulting, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Deferred IPO costs amounted to $422,635 and nil as of March 31, 2022 and September 30, 2021, respectively.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	3-5 years

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of operations and comprehensive income (loss) in other income (expenses).

Intangible assets

The Company’s intangible assets primarily consist of purchased computer software and applications used in conducting the Company’s cash rebate and digital advertising business. Intangible assets also include content assets, which are licensed movies and television series acquired from third-party content providers in order to offer members unlimited viewing of such content to drive traffic on the Company’s SEEBATS website and mobile app. Intangible assets are carried at cost less accumulated amortization and any recorded impairment (see Note 5).

Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful life
Computer software and applications	5 years

Content assets-licensed movies and television series	Over the license period or estimated period of use

F-9

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment, and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated future undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2022 and September 30, 2021.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, deferred IPO costs, prepaid expenses and other current assets, deferred revenue, taxes payable, due to a related party, and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2022 and September 30, 2021 based upon the short-term nature of the assets and liabilities.

F-10

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currency for Starbox Group is the U.S Dollar (“US$”). Starbox Berhad, StarboxGB, StarboxSB, and StarboxPB use Malaysian Ringgit (“MYR”) as their functional currency. The Company’s unaudited condensed consolidated financial statements have been translated into and reported in US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements:

	March 31, 2022	March 31, 2021	September 30, 2021
Period-end rate	US$1=MYR4.2045	US$1=MYR4.1488	US$1=MYR4.1869
Period average rate	US$1=MYR4.1886	US$1=MYR4.0862	US$1=MYR4.1243

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in MYR to US$ is reported in other comprehensive income (loss) in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Revenue recognition

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company currently generates its revenue from the following main sources:

Revenue from digital advertising services

The Company’s advertising service revenue is derived principally from advertising contracts with retail merchant customers (the “advertisers”), which allow advertisers to place advertisements on the Company’s websites and mobile apps and third-party social media channels over a particular period of time. The advertising contracts specify the related fees and payment terms and provide evidence of the arrangements. The Company’s digital adverting services are to (i) provide advertisement design and consultation services to help advertisers precisely shape their digital advertising strategies and optimize the design, content, and layout of their advertisements and (ii) the displaying of advertisers’ advertisements of products and services on the Company’s websites and mobile apps and third-party social media channels over a particular period of time and in a variety of forms, such as logos, banners, push notification, and posts by accounts of influencers and bloggers, to help promote advertisers’ products and services and enhance their brand awareness. Advertisers may elect to engage with the Company for only advertisement display services or both advertisement design and consultation services and advertisement display services.

F-11

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

In connection with these digital advertising services, the Company charges retail merchant customers nonrefundable digital advertising service fees. For advertisement design and consultation services, the Company’s stand-alone selling price ranges from approximately $2,400 to approximately $10,000 for each of the service commitments, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the ads. Advertisers may elect to use any agreed-upon combination of services in one package, depending on their specific needs. For advertisement display through logos, banners, push notifications, and posts by accounts of influencers and bloggers, the Company charges advertisers service fees with a range from approximately $5,000 to approximately $240,000, depending on the distribution channels used and the duration of the advertisement display. The Company is acting as a principal in providing digital advertising services to customers, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified services. The Company recognizes revenue for the amount of fees it receives from its customers, after deducting discounts and net of service taxes under ASC 606.

The Company identifies advertisement design and consultation services and advertisement display services as two separate performance obligations, as each are services that are capable of being distinct and distinct in the context of advertising contracts. Each of the service commitments in advertisement design and consultation services, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the ads, are not distinct in the context of advertising contracts, because they are inputs to deliver the combined output of advertisements to be displayed as specified by the customer. Therefore, advertisement design and consultation services are identified as a single performance obligation. The Company allocates revenue to each performance obligation based on its stand-alone selling price, which is specified in the contracts.

The Company’s advertisement design and consultation services are normally rendered within a short period of time, ranging from a few days to a month. As all the benefits enjoyed by the customers can be substantially realized at the time when the design and consultation services are completed, the Company recognizes revenue at the point when designated services are rendered and accepted by the customers. The Company does not provide rights of return, credits or discounts, price protection, or other similar privileges to customers for such services and accordingly no variable consideration included in such services.

The majority of the Company’s advertising contracts are for the provision of advertisement display on the Company’s websites and mobile apps and social media channels for a fixed period of time (ranging from a few weeks to a few months) without a guaranteed minimum impression level. In instances where certain discounts are provided to customers for advertisement displays, such discounts are reported as deduction of revenue. Revenue from advertisement services is recognized over the period the advertisement is displayed. Advances from customers are deferred first and then recognized as revenue until the completion of the contract. There are no future obligations after the completion of the contract and no rights of refund related to the impression levels.

Revenue from cash rebate services

The Company also utilizes its websites and mobile apps to connect retail merchants and retail shoppers and facilitate retail shoppers to purchase consumer products or services from retail merchants online or offline under the cash rebate programs offered by retail merchants. The cash rebate offered by retail merchants range from 0.25% to 25% based on the sales price of the products or services, among which approximately 86% are awarded to retail shoppers, and the Company is entitled to receive and retain the remaining approximately 14% as cash rebate revenue for facilitating online and offline sales transactions. There is a single performance obligation in the contract, as the performance obligation is to facilitate the sales transactions between the retail shoppers and the retail merchants.

F-12

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company merely acts as an agent in this type of transactions. The Company does not have control of the goods or services under the sales transactions between the retail merchants and retail shoppers, has no discretion in establishing prices, and does not have the ability to direct the use of the goods or services to obtain substantially all the benefits. The Company recognizes cash rebate revenue at the point when retail merchants and retail shoppers are connected and the sales transactions are facilitated and completed. Revenue is reported net of service taxes. For the six months ended March 31, 2022 and 2021, the Company only reported cash rebate revenue of $5,552 and $1,821, respectively.

Revenue from payment solution services

In May 2021, the Company started to provide payment solution services to retail merchant customers by referring them to VE Services Sdn Bhd, a Malaysian Internet payment gateway company and a related-party entity controlled by one of the shareholders of the Company (“VE Services”). The Company entered into an appointment letter with VE Services and started to refer retail merchant customers to VE Services to process payments through multiple payment methods, such as FPX, Alipay, Maybank QR Pay, Boost, Touch ‘n Go, and GrabPay. VE Services first charges retail merchants a service fee ranging from 1.50% to 2.50%, based on the processed payment amount and payment processing methods used, and the Company is entitled to receive a portion of the service fees as commissions for the referrals. The commission rate ranges from 0.15% to 0.525% based on the total service fees collected by VE Services from the retail merchants when the payment processing is completed. The Company merely acts as an agent in this type of transaction. The Company has no discretion in establishing prices and does not have the ability to direct the use of the services to obtain substantially all the benefits. Such revenue is recognized at the point when the payment is processed and the Company’s performance obligations are satisfied. For the six months ended March 31, 2022, the Company referred a total of 14 retail merchants to VE Services for payment processing and earned revenue of $5,379 from providing payment solution services to customers. There was no such revenue for the six months ended March 31, 2021.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by service types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The summary of the Company’s disaggregation of revenue by service types for the six months ended March 31, 2022 and 2021 is as follows:

	For the Six Months Ended March 31,
	2022	2021
	(Unaudited)	(Unaudited)
Revenue from advertising services:
Advertisement design and consultation services	$598,953	$-
Advertisement display services	2,400,051	117,322
Gross revenue from advertising services	2,999,004
Less: discount to customers for advertisement displays	(87,522)	-
Sub-total of net revenue from advertising services	2,911,482	117,322
Revenue from cash rebate services	5,552	1,821
Revenue from payment solution services-related party	5,379	-
Total operating revenue	$2,922,413	$119,143

F-13

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Contract Assets and Liabilities

The Company did not have contract assets as of March 31, 2022 and September 30, 2021.

A contract liability is the Company’s obligation to transfer goods or services to a customer for which it has received consideration from such customer. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period primarily consist of digital advertising service fees received from customers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liabilities presented as deferred revenue in the unaudited condensed consolidated balance sheets as of March 31, 2022 and September 30, 2021 amounted to $1,374,307 and $800,492, respectively. Revenue recognized for the six months ended March 31, 2022 and 2021 that was included in the contract liabilities balance at the beginning of the period was $800,492 and $122,668, respectively. Deferred revenue of $1,374,307 as of March 31, 2022 is expected to be recognized as revenue within the next few months when the Company performs the designated digital advertising services.

The Company does not disclose information about remaining performance obligations pertaining to service contracts with an original expected term of one year or less.

Operating leases

On October 1, 2020, the Company adopted Accounting Standards Updates (“ASU”) 2016-02, Leases (Topic 842), as amended (“ASC 842”), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing, and uncertainty of cash flows arising from leasing arrangements. The Company elected to apply practical expedients permitted under the transition method that allow the Company to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of 12 months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease.

The Company used a modified retrospective method and did not adjust the prior comparative periods. Under the new lease standard, the Company determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease terms. The Company considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of March 31, 2022 and September 30, 2021.

F-14

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating costs

The Company’s operating costs primarily consist of (i) marketing and promotional expenses to develop members, merchants, and advertisers, (ii) website and facility maintenance expenses to upgrade, optimize, and maintain its websites and mobile apps, (iii) employee salary and benefit expenses, (iv) professional and business consulting expenses, and (v) other general office expenses for administrating the Company’s business. Operating costs are expensed as incurred. Judgment is required to determine whether to separately present cost of revenue, selling expenses, and general and administrative expenses. The Company considers materiality, the manner that operating costs can be separately identified, and what is most useful to financial statement users, and elects to present all costs and operating expenses as a single line item “cost, selling, general, and administrative expenses” as reflected in the unaudited condensed consolidated statements of operations. Management believes that such presentation is meaningful when considering the nature of the Company’s operations and the manner in which the Company manages its business. The Company’s operating costs for the six months ended March 31, 2022 and 2021, consisted of the following:

	For the Six Months ended March 31,
	2022	2021
	(Unaudited)	(Unaudited)
Salary and employee benefit expenses	$195,904	$76,082
Professional and consulting service fees	468,971	22,473
Marketing and promotional expenses	104,808	60,352
Content license costs	25,059	30,000
Website and facility maintenance expenses	49,725	102.387
Depreciation and amortization	44,147	1,201
Utility and office expenses	56,779	3,053
Business travel and entertainment expenses	17,522	2,527
Others	40,458	3,783
Total operating costs	$1,003,373	$301,858

Research and development

The Company’s research and development activities primarily relate to the optimization and implementation of its websites and mobile apps (such as leveraging browser caching, improving server response time, removing render-blocking JavaScript, reducing redirects, and optimizing images), to improve their performance and drive more traffic. Research and development costs are expensed as incurred. Research and development expenses included in operating costs amounted to $47,577 and $90,304 for the six months ended March 31, 2022 and 2021, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

F-15

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended March 31, 2022 and 2021. The Company does not believe there was any uncertain tax provision as of March 31, 2022 and September 30, 2021.

The Company’s operating subsidiaries in Malaysia are subject to the income tax laws of Malaysia. No significant income was generated outside Malaysia for the six months ended March 31, 2022 and 2021. As of March 31, 2022, all of the Company’s tax returns of its Malaysian subsidiaries remain open for statutory examination by relevant tax authorities.

Service taxes

Service tax is a consumption tax levied by Malaysian tax authorities and is charged on any taxable service income (including digital services) provided in Malaysia by a registered company in carrying on their business. The rate of service tax is 6% ad valorem for all taxable services and digital services except for the provision of charge or credit card services. A taxable entity is a company that is registered or liable to be registered for service taxes. A company is liable to be registered if the total value of its taxable services for a 12-month period exceeds or is expected to exceed the prescribed registration threshold of MYR500,000 as an advertising service provider. Service taxes amounted to $171,671 and $7,489 for the six months ended March 31, 2022 and 2021, respectively, and were recorded as a deduction against the Company’s gross revenue.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2022 and 2021, there were no dilutive shares.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

F-16

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

Defined contribution plan

The full-time employees of the Company’s subsidiaries in Malaysia are entitled to the government mandated defined contribution plan, such as social security, employee provident fund, employment insurance, and human resource development fund, as required by labor laws in Malaysia. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan.

Employee defined contribution plan expenses amounted to $16,723 and $10,507 for the six months ended March 31, 2022 and 2021, respectively.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

F-17

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11 to clarify its new credit impairment guidance in ASU 326. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

In December 2020, the FASB issued ASU 2020-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2020-12”). ASU 2020-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2020-12 is effective for fiscal years beginning after December 15, 2021 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of the new guidance to have a significant impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements. The amendments in this ASU represent changes to clarify the ASC or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this ASU affect a wide variety of Topics in the ASC and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after December 15, 2020 for public business entities. Early application is permitted. The amendments in this ASU should be applied retrospectively. The Company is currently evaluating the impact of pending adoption of this ASU on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated balance sheets, statements of operations and comprehensive income (loss), and statements of cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following:

	March 31, 2022	September 30, 2021
	(Unaudited)
Accounts receivable associated with digital advertising services	$2,675,134	$1,361,581
Accounts receivable associated with payment solution services – related party	917	836
Accounts receivable associated with cash rebate services	1,986	-
Less: allowance for doubtful account	-	-
Accounts receivable, net	$2,678,037	$1,362,417

F-18

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET (continued)

The September 30, 2021 accounts receivable balance has been fully collected. Approximately 99.9% of the March 31, 2022 accounts receivable balance had been collected by July 12, 2022. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of March 31, 2022	Subsequent collection	% of subsequent collection
Less than 6 months	$2,678,037	$2,674,469	99.9%
From 7 to 9 months	-	-	-%
From 10 to 12 months	-	-	-%
Over 1 year	-	-	-%
Total gross accounts receivable	2,678,037	2,674,469	99.9%
Allowance for doubtful accounts	-	-	-
Accounts receivable, net	$2,678,037	$2,674,469	99.9%

Accounts receivable by aging bucket	Balance as of September 30, 2021	Subsequent collection	% of subsequent collection
Less than 6 months	$1,362,342	$1,362,342	100.0%
From 7 to 9 months	12	12	100.0%
From 10 to 12 months	-	-	-%
Over 1 year	63	63	100.0%
Total gross accounts receivable	1,362,417	1,362,417	100.0%
Allowance for doubtful accounts	-	-	-
Accounts receivable, net	$1,362,417	$1,362,417	100.0%

NOTE 4 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	March 31, 2022	September 30, 2021
	(Unaudited)
Office equipment and furniture	$21,768	$16,847
Less: accumulated depreciation	(6,613)	(4,671)
Property and equipment, net	$15,155	$12,176

Depreciation expenses were $1,969 and $1,201 for the six months ended March 31, 2022 and 2021, respectively.

F-19

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	March 31, 2022	September 30, 2021
	(Unaudited)
Computer software and applications (1)	$504,222	$-
Content assets- licensed movies and television series (2)	119,829
Less: accumulated amortization	(66,984)	-
Intangible asset, net	$557,067	$-

(1) In order to support the Company’s expansion of its digital advertising service and cash rebate service businesses, in December 2021, the Company purchased packaged computer software and applications from a third-party vendor at the aggregate cost of MYR2.12 million (equivalent to $504,222) to improve certain functions of its cash rebate and digital advertising operating systems, such as the optimization of the cash rebate calculation and settlement, a more user-friendly shopping cart and eWallet module, a better integration of the SEEBATS website and mobile app with license content provider, and a multilingual interface. The Company amortizes the intangible assets over its estimated useful life of five years.

Amortization of intangible assets – computer and applications amounted to $42,178 and nil for the six months ended March 31, 2022 and 2021, respectively.

(2). The Company’s Malaysian subsidiary, StarboxSB, operates the SEEBATS website and mobile app, on which viewers may watch movies and television series through over-the-top streaming. These movies and television series are licensed from third-party content providers. The Company acquires and licenses these movie and television series content in order to offer members unlimited viewing of such content to drive traffic on the SEEBATS website and mobile app. The content licenses are for a fixed fee and specific windows of availability.

Based on factors including historical and estimated viewing patterns, the Company amortizes the content assets in “operating costs-license costs” on the unaudited condensed consolidated statements of operations on a straight-line basis over its license period or estimated period of use, beginning with the month of first availability.

On July 29, 2019 and August 5, 2019, the Company entered into a Distribution and Ad Sales Deal Agreement with third-party content providers Dooya Media Group (“DMG”) and Super Runway Inc. (“SRI”), respectively, in order to license movies and television series from them and put such licensed movies and television series on the Company’s SEEBATS website and mobile app to drive traffic. Pursuant to these agreements, each with effective terms from August 2019 to July 31, 2021, the Company was required to pay a flat fee of $10,000 and a monthly fee of $2,500 to DMG and a monthly fee of $2,500 to SRI. License costs amounted to approximately $30,000 for the six months ended March 31, 2021. The license agreements with DMG and SRI expired on July 31, 2021.

On November 1, 2021, the Company entered into a Service and Licensing Agreement with a third-party content provider, Shenzhen Yunshidian Information Technology Ltd. (“Shenzhen Yunshidian”), to license movies and television series in various genres, such as action, comedy, fantasy, historical, and romance. The agreement has a term from November 1, 2021 to October 31, 2023 and may be terminated by either party in the event of a material breach by the other party of the agreement. The Company agreed to pay a content and service fee of $120,000 and a content delivery fee based on the amount of content delivered by the content provider, ranging from $1,700 to $660,000 per year under the Service and Licensing Agreement. Pursuant to a letter dated July 15, 2021, Shenzhen Yunshidian also provided SEEBATS website and mobile app with movies and television series for a free trial run from August 1, 2021 to October 31, 2021 before the Company entered into the Service and Licensing Agreement.

The Company records cost of content that the Company acquired under a license agreement as content assets. Content assets are amortized using the straight-line method over the licensing period from November 1, 2021 to October 31, 2023. Amortization of content assets amounted to approximately $25,000 and nil for the six months ended March 31, 2022 and 2021, respectively.

Total amortization of above-mentioned intangible assets amounted to $67,178 and nil for the six months ended March 31, 2022 and 2021, respectively.

F-20

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INTANGIBLE ASSETS, NET (continued)

Estimated future amortization expenses for intangible assets are as follows:

12 months ending March 31,	Amortization expenses

2023	$160,758
2024	135,794
2025	100,844
2026	100,844
2027	58,827
Total	$557,067

NOTE 6 — TAXES

a.	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Malaysia

Starbox Berhad, StarboxGB, StarboxSB, and StarboxPB are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 17% for the first MYR600,000 (or approximately $150,000) taxable income for the six months ended March 31, 2022 and 2021, with the remaining balance being taxed at the 24% rate. For the six months ended March 31, 2022 and 2021, the tax savings as the result of the favorable tax rates and tax exemption amounted to $10,027 and $110, respectively, and per share effect of the favorable tax rate and tax exemption was $0.00 and $0.00, respectively.

F-21

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TAXES (continued)

The components of the income tax provision were as follows:

	For the Six Months Ended March 31,
	2022	2021
	(Unaudited)	(Unaudited)
Current tax provision:
Cayman Islands	$-	$-
Malaysia	663,224	6,636
	663,224	6,636
Deferred tax provision:
Cayman Islands	-	-
Malaysia	-	-
	-	-
Income tax provision	$663,224	$6,636

Reconciliation of the differences between the income tax provision computed based on Malaysia unified statutory income tax rate and the Company’s actual income tax provision for the six months ended March 31, 2022 and 2021, respectively, are as follows:

	For the Six Months Ended March 31,
	2022	2021
	(Unaudited)	(Unaudited)
Income tax provision computed based on Malaysia unified income tax statutory rate	$522,356	$(30,952)
Effect of tax exemption due to reduced income tax rate for small and medium sized companies	(10,027)	(110)
Permanent difference	44,412	10,952
Change in valuation allowance	106,483	26,746
Actual income tax provision	$663,224	$6,636

Deferred tax assets

The Company’s deferred tax assets were comprised of the following:

	As of March 31, 2022	As of September 30, 2021
	(Unaudited)
Deferred tax assets derived from net operating loss carry forwards	$244,013	$137,932
Less: valuation allowance	(244,013)	(137,932)
Deferred tax assets	$-	$-

F-22

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TAXES (continued)

Movement of valuation allowance:

	Aa of March 31, 2022	As of September 30, 2021
	(Unaudited)
Balance at beginning of the period	$137,932	$40,949
Change in current period	106,081	96,983
Balance at end of the period	$244,013	$137,932

The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets, including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company has four subsidiaries in Malaysia, namely Starbox Berhad, StarboxGB, StarboxSB, and StarboxPB. Other than StarboxSB, which have generated taxable income through providing advertising services to customers, Starbox Berhad, StarboxGB, and StarboxPB have reported recurring operating losses since their inception. Management concluded that the chances for these three entities that suffered recurring losses in prior periods to become profitable in the foreseeable near future and to utilize their net operating loss carry forwards were remote. Accordingly, the Company provided valuation allowance of $244,013 and $137,932 for the deferred tax assets of these subsidiaries as of March 31, 2022 and September 30, 2021, respectively.

b.	Taxes payable

Taxes payable consisted of the following:

	March 31, 2022	September 30, 2021
	(Unaudited)
Income tax payable	$1,341,719	$683,862
Service tax payable	361,196	190,972
Total	$1,702,915	$874,834

NOTE 7 — RELATED PARTY TRANSACTIONS

a.	Name of related parties

Name of Related Party	Relationship to the Company
Choo Keam Hui	The Company’s former director and one of the directors of Starbox Berhad
Zenapp Sdn Bhd (“Zenapp”)	An entity controlled by Choo Keam Hui prior to September 20, 2021
VE Services	An entity controlled by Choo Teck Hong, one of the Company’s beneficial shareholders, a director of Starbox Berhad, and a sibling of Choo Keam Hui

F-23

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — RELATED PARTY TRANSACTIONS (continued)

b.	Due to a related party

Due to a related party consisted of the following:

Name	March 31, 2022	September 30, 2021
	(Unaudited)
Choo Keam Hui	$356,808	$756,478

As of March 31, 2022 and September 30, 2021, the balance due to a related party was from loan advances from Choo Keam Hui, and was used as working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand. As of July 7, 2022, the March 31, 2022 balance had been fully repaid.

c.	Office rental expenses paid by a related party

Prior to August 2021, the Company had not directly entered into any office lease agreements. Zenapp leased an office from the landlord and provided a small part of the office space to the Company to use for free. The free office use was terminated by August 31, 2021. Based on the square footage allocation of the small office space used by the Company, the estimated office lease expense paid by Zenapp on behalf of the Company amounted to approximately nil and $2,100 for the six months ended March 31, 2022 and 2021, respectively.

d.	Sub-tenancy agreements with a related party

On August 20, 2021, StarboxGB, StarboxSB, and StarboxPB each entered into a sub-tenancy agreement with Zenapp to lease an office in Kuala Lumpur, Malaysia. The sub-tenancy agreements each have a lease term from September 1, 2021 to August 31, 2023 and monthly rent of MYR10,000 (approximately $2,424). The sub-tenancy agreements may be renewed for successive two-year terms. On April 30, 2022, the Company early terminated the sub-tenancy agreements with Zenapp and elected to enter into lease agreements directly with the same landlords for a term of one year from May 1, 2022 to April 30, 2023. There was no penalty derived from the early termination of the sub-tenancy agreements (see Note 11).

e.	Revenue from a related party

In May 2021, the Company started to provide payment solution services to merchants by referring them to VE Services. During the six months ended March 31, 2022, the Company referred 14 merchants (three new merchants and 11 existing merchants) to VE Services for payment processing and earned commission fees of $5,379, which were reported as revenue from payment solution services in the unaudited condensed consolidated financial statements.

f.	Advance to a related party

On September 23, 2020, StarboxGB signed a framework agreement with Zenapp, pursuant to which StarboxGB agreed to provide interest free cash advance to Zenapp up to a maximum of MYR10 million (approximately $2.4 million) to support Zenapp’s working capital needs within the next five years, if needed. The specific amount of cash advances was to be determined upon Zenapp’s request. Under this framework agreement, on October 8, 2020, February 23, 2021, and March 29, 2021, StarboxGB made cash advances in an aggregate amount of MYR1.6 million (approximately $0.4 million) to Zenapp. The cash advances were fully collected back or settled in September 2021. On September 30, 2021, StarboxGB and Zenapp entered into a supplemental agreement to terminate the framework agreement.

The Company does not have the intention to make additional cash advance to related parties going forward.

F-24

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SHAREHOLDERS’ EQUITY

The Company was incorporated under the laws of the Cayman Islands on September 13, 2021. The original authorized share capital of the Company was $50,000 divided into 500,000,000 shares comprised of (i) 450,000,000 ordinary shares, par value $0.0001 per share, and (ii) 50,000,000 preferred shares, par value $0.0001 per share. The 50,000,000 preferred shares have not been issued. The Company issued 450,000,000 ordinary shares with par value of $0.0001 per share to its shareholders prior to the reverse split as described below.

On June 8, 2022, the Company’s shareholders approved (i) an increase in the Company’s authorized share capital from $50,000 to $999,000, divided into 888,000,000 shares comprised of 883,000,000 ordinary shares, par value $0.001125 per share, and 5,000,000 preferred shares, par value $0.001125 per share, (ii) a reverse split of the Company’s outstanding ordinary shares at a ratio of 1-for-11.25 shares, and (iii) a reverse split of the Company’s authorized and unissued preferred shares at a ratio of 1-for-11.25 shares.

As a result of such corporate actions, (i) the number of the Company’s authorized preferred shares has been reduced from the original 50,000,000 shares to 5,000,000 shares at par value of $0.001125 per share, none of which preferred shares have been issued and outstanding and (ii) the number of authorized ordinary shares has been increased from 450,000,000 shares to 883,000,000 shares, and the number of issued and outstanding ordinary shares has been reduced from the original 450,000,000 shares to 40,000,000 shares at par value of $0.001125 per share.

Unless otherwise indicated, all references to preferred shares, ordinary shares, options to purchase ordinary shares, share data, per share data, and related information have been retroactively adjusted, where applicable, to reflect the above- mentioned reverse split and share capital change as if it had occurred at the beginning of the earlier period presented.

As of March 31, 2022 and September 30, 2021, there were 40,000,000 shares of the Company’s ordinary shares issued and outstanding.

NOTE 9 — CONCENTRATIONS AND CREDIT RISK

As of March 31, 2022 and September 30, 2021, the Company’s substantial assets were located in Malaysia and the Company’s substantial revenue was derived from its subsidiaries located in Malaysia.

For the six months ended March 31, 2022, one customer accounted for approximately 19.2% of the Company’s total revenue. For the six months ended March 31, 2021, two customers accounted for 80.2% and 19.8% of the Company’s total revenue, respectively.

As of March 31, 2022, five customers accounted for approximately 15.4%, 13.3%, 11.8%, 11.8%, and 11.8% of the Company’s total accounts receivable balance, respectively. As of September 30, 2021, two customers accounted for approximately 52.6% and 26.3% of the Company’s total accounts receivable balance, respectively.

These significant customers were advertisers who used the Company’s digital adverting services during the six months ended March 31, 2022 and 2021 and during the fiscal year ended September 30, 2021.

For the six months ended March 31, 2022 and 2021, no single vendor accounted for more than 10% of the Company’s total purchases.

F-25

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended March 31, 2022 and 2021, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations, and cash flows.

NOTE 11 — LEASES

Prior to August 2021, the Company had not directly entered into any office lease agreements. The lease expenses were paid by Zenapp on behalf of the Company, with an estimated amount of $2,100 for the six months ended March 31, 2021. The free office use was terminated by August 31, 2021. On August 20, 2021, the Company’s main operating subsidiaries in Malaysia started to lease office spaces from Zenapp, with an aggregate area of approximately 4,800 square feet, pursuant to three sub-tenancy agreements, each with a lease term from September 1, 2021 to August 31, 2023 and monthly rent of MYR10,000 (approximately $2,424). The sub-tenancy agreements may be renewed for successive two-year terms. The operating lease expenses for the six months ended March 31, 2022 were $42,974. On April 30, 2022, the Company early terminated the sub-tenancy agreements with Zenapp and elected to enter into lease agreements directly with the same landlords for a term of one year from May 1, 2022 to April 30, 2023. There was no penalty derived from the early termination of the sub-tenancy agreements.

Effective October 1, 2020, the Company adopted the new lease accounting standard ASC 842 using the optional transition method, which allowed the Company to continue applying the guidance under the lease standard in effect at the time in the comparative periods presented. In addition, the Company elected the package of practical expedients, which allowed it to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company has also elected the practical expedient allowing it to not separate the lease and non-lease components for all classes of underlying assets. Adoption of this standard resulted in the recording of operating lease right-of-use assets and corresponding operating lease liabilities of approximately $0.3 million, respectively, as of October 1, 2020 with no impact on the accumulated deficit.

As of March 31, 2022 and September 30, 2021, the weighted-average remaining lease term was 3.42 years and 3.92 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate, nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by Malaysia’s central bank in order to discount lease payments to present value. The weighted-average discount rate of the Company’s operating leases was 5.0% as of March 31, 2022 and September 30, 2021.

Supplemental balance sheet information related to the Company’s operating leases was as follows:

	March 31, 2022	September 30, 2021
	(Unaudited)
Operating Leases
Operating lease right-of-use assets	$311,123	$312,429
Right-of-use assets - accumulated amortization	(42,716)	(7,165)
Right-of-use assets, net	$268,407	$305,264

Operating lease liabilities - current	$73,880	$72,362
Operating lease liability - non-current	194,527	232,902
Total operating lease liabilities	$268,407	$305,264

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STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — LEASES (continued)

As of March 31, 2022, the maturities of operating lease liabilities were as follows:

12 months ending March 31,	Lease payment
2023	$85,623
2024	85,623
2025	85,623
2026	35,675
Total future minimum lease payments	292,544
Less: imputed interest	(24,137)
Total	$268,407

NOTE 12 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (the “CODM”) in order to allocate resources and assess the performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280, including digital advertising services, cash rebate services, and payment solution services.

Revenue by service categories

The following tables present summary information by segment for the six months ended March 31, 2022 and 2021, respectively:

	For the Six Months Ended March 31, 2022 (Unaudited)
	Cash rebate services	Digital advertising services	Payment solution services	Total
Revenue	$5,552	$2,911,482	$5,379	$2,922,413
Operating costs	246,935	697,665	58,773	1,003,373
Income (loss) from operations	(241,383)	2,213,817	(53,394)	1,919,040
Income tax expense	-	663,224	-	663,224
Net income (loss)	(241,180)	1,550,593	(53,394)	1,256,019
Capital expenditure	$406,117	$224,578	$736	$631,431
Total assets	$1,022,174	$5,244,880	$136,640	$6,403,694

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STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SEGMENT REPORTING (continued)

	For the Six Months Ended March 31, 2021 (Unaudited)
	Cash rebate services	Digital advertising services	Payment solution services	Total
Revenue	$1,822	$117,321	$-	$119,143
Operating costs	183,802	118,056	-	301,858
Income (loss) from operations	(181,980)	(735)	-	(182,715)
Income tax expense	-	6,636	-	6,636
Net income (loss)	(181,980)	(7,371)	-	(189,351)
Capital expenditure	$-	$-	$-	$-
Total assets	$68,243	$315,469	$-	$383,712

NOTE 13— SUBSEQUENT EVENTS

On June 8, 2022, the Company’s shareholders approved (i) an increase in the Company’s authorized share capital from $50,000 to $999,000, divided into 888,000,000 shares comprised of 883,000,000 ordinary shares, par value $0.001125 per share, and 5,000,000 preferred shares, par value $0.001125 per share, (ii) a reverse split of the Company’s outstanding ordinary shares at a ratio of 1-for-11.25 shares, and (iii) a reverse split of the Company’s authorized and unissued preferred shares at a ratio of 1-for-11.25 shares.

As a result of such corporate actions, (i) the number of the Company’s authorized preferred shares has been reduced from the original 50,000,000 shares to 5,000,000 shares at par value of $0.001125 per share, none of which preferred shares have been issued and outstanding and (ii) the number of authorized ordinary shares has been increased from 450,000,000 shares to 883,000,000 shares, and the number of issued and outstanding ordinary shares has been reduced from the original 450,000,000 shares to 40,000,000 shares at par value of $0.001125 per share (see Note 8).

On April 30, 2022, the Company early terminated the sub-tenancy agreements with Zenapp and elected to enter into lease agreements directly with the same landlords for a term of one year from May 1, 2022 to April 30, 2023. There was no penalty derived from the early termination of the sub-tenancy agreements (see Notes 7 and 11).

On August 23, 2022, the Company’s ordinary shares commenced trading on the Nasdaq Capital Market under the symbol “STBX.” On August 25, 2022, the Company closed its IPO of 5,375,000 ordinary shares at a public offering price of $4.00 per ordinary share. The Company raised approximately $21.5 million in gross proceeds from its IPO and underwriters’ partial exercise of the over-allotment option, before deducting underwriting discounts and other related expenses.

The Company evaluated the subsequent event through September 21, 2022 and concluded that there are no additional material reportable subsequent events that need to be disclosed.

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